October 23, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                            Antero Resources Midstream LLC

Amendment No. 7 to Registration Statement on Form S-1

Filed October 16, 2014

Response dated October 20, 2014

File No. 333-193798

Ms. Ransom:

Set forth below are the responses of Antero Resources Midstream LLC (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2014, with respect to the Company’s Amendment No. 7 to Registration Statement on Form S-1, File No. 333-193798 (the “Registration Statement”) and the Company’s response dated October 20, 2014.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Annex B hereto, which includes a proposed marked copy of those pages of the Registration Statement that will be affected by the responses set forth herein. In addition to the responses to the Staff’s comments reflected in Annex B, Annex B also reflects certain changes to the expected outstanding common and subordinated unit counts and minimum quarterly distribution. These marked changes will be incorporated into a future amendment to the Registration Statement. The proposed bona fide range of $19.00 to $21.00 per common unit and the number of common units to be issued and sold to the public remain unchanged from our October 20, 2014 response.

As discussed with members of the Staff, this information is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Use of Proceeds, page 50

1.                                      We note your response to comment 2 from our letter dated October 17, 2014. We understand from your response that the outstanding balance has increased for the existing midstream debt facility that will be assumed and repaid at the closing of your offering such that no proceeds from this offering will remain to reimburse Antero for certain previously incurred capital expenditures. Please revise your pro forma adjustments and the description of those adjustments within your pro forma financial statements beginning on page F-2 to explain this to your investors and to remove any references to using the proceeds of this offering to reimburse Antero for previously incurred capital expenditures. We remind you that your pro forma financial statements should reflect all events or transactions that have occurred subsequent to the balance sheet date or are probable of occurring and for which disclosure would be material to investors. We believe that reflecting an accurate expected use of proceeds would be material to investors, and therefore you should revise your pro forma financial statements.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit our belief that the allocation of net proceeds presented in the pro forma financial statements included in the Registration Statement is not, from the perspective of a purchaser of common units in this offering, substantively different from the allocation of net proceeds reflected in the “sources and uses” table on page 50 of Annex B. Whether structured as a cash distribution by the Company to Antero Resources Corporation (“Antero”) using net proceeds from the offering or the assumption and repayment by the Company of indebtedness under the existing midstream credit facility, each has the substantive effect of reimbursing Antero for capital expenditures previously incurred in respect of the contributed assets, either by direct payment of cash or alleviating Antero of previously incurred debt obligations used to fund such capital expenditures.

As of June 30, 2014, Antero had borrowed $228.9 million under the existing midstream credit facility in order to fund capital expenditures in respect of the contributed assets. At that same date, however, Antero had actually incurred more than $454.3 million of total capital expenditures in respect of the contributed assets (inclusive of the $228.9 million borrowed under the existing midstream credit facility). In accordance with the amended and restated contribution agreement, Antero is entitled to receive reimbursement for capital expenditures it incurred in respect of the contributed assets out of the net proceeds from the offering. This reimbursement can take the form of either the Company’s assumption of indebtedness incurred under the existing midstream credit facility or the Company making a cash distribution to Antero from the net proceeds. In either case, Antero is entitled to the benefit of all of the net proceeds other than (i) the $1.0 million that the Company will use to pay financing costs in connection with its new revolving credit facility and (ii) the $250.0 million of cash that the Company will retain. The $454.3 million assumption and repayment of indebtedness shown in the “sources and uses” table on page 50 reflects Antero’s borrowings subsequent to June 30, 2014 and represents the balance of the estimated net proceeds from the offering.

We believe that our pro forma financial statements are consistent with the requirements of Article 11 of Regulation S-X. Specifically, Rule 11-02(b)(6) provides in pertinent part:

Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. Pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by § 210.3-01 and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring. All adjustments should be referenced to notes which clearly explain the assumptions involved.

We do not believe that an adjustment to the pro forma financial statements to account for Antero’s incremental borrowings under the existing midstream credit facility from June 30, 2014 to the present would be attributable to either the contribution or the offering of common units (but rather just reflective of the passage of time during which additional borrowings were incurred by Antero to fund capital expenditures in respect of the contributed assets to which Antero is entitled to reimbursement, subject to the limitations described above). Moreover, we do not believe the distinction between the Company assuming and repaying indebtedness on behalf of Antero and a cash distribution to Antero is material to investors in the Company since, as stated above, either method allows Antero (rather than the Company or its public investors) to realize the benefit of the balance of the net proceeds. To that end, the sum of the $228.9 million of indebtedness assumed and the $225.3 million distribution to Antero reflected in the pro forma financial statements has the same economic and financial impact on the Company as the assumption by the Company of $454.3 million of indebtedness from Antero reflected in the “sources and uses” table on page 50.

In order to avoid confusion on investors’ part, however, we propose to clarify the disclosure in the Registration Statement to specify that the assumption and repayment of indebtedness under the existing midstream credit facility is intended to reimburse Antero for certain capital expenditures it incurred in connection with the contributed assets, just as with the distribution to Antero shown in the pro forma financial statements. In addition, we have revised the description of the adjustment for the $225.3 million distribution to Antero to clarify that we expect to assume that amount of additional indebtedness from Antero in connection with the contribution of the contributed assets in lieu of a cash distribution to Antero. Please see page 50 and F-8.

Dilution, page 53

2.                                      We note your response to comment 5 from our letter dated October 17, 2014. Please provide us with mathematical calculations supporting your statement that an increase or decrease of 1.0 million in the number of common units offered by you will not change the dilution per common unit to investors in this offering. Please also provide use with mathematical calculations supporting your statement that a $1.00 increase or decrease in the offering price will increase or decrease the dilution per common unit to investors in this offering by $1.00.

RESPONSE:

We acknowledge the Staff’s comment and have attached hereto as Annex A the mathematical calculations supporting our statements regarding the dilution per common unit to investors in this offering. In accordance with the calculations on Annex A, we have revised the disclosure in footnote (2) to reflect that an increase or decrease of 1.0 million in the number of common units offered by us or an increase of decrease of $1.00 in the offering price would not affect our aggregate pro forma net tangible book value but would affect pro forma net tangible book value and dilution per common unit to investors in this offering on a per unit basis. Please see page 53 of Annex B.

3.                                      Please refer to the tabular presentation on page 54 of the total consideration contributed to you by Antero and by the purchasers in this offering. Given your response to comment 2 of our letter dated October 17, 2014, the explanation seen in footnote 4 to this table does not appear accurate as we understand you will no longer reimburse Antero for any previously incurred capital expenditures. Please revise footnote 4 to accurately reflect how your proceeds will be used.

RESPONSE:

We acknowledge the Staff’s comment and have revised the table and footnote 4 thereto to reflect the effects of both the pro forma distribution to Antero and the pro forma assumption and repayment of indebtedness under the existing midstream credit facility, each of which is intended to reimburse Antero for previously incurred capital expenditures. Because the table speaks on a pro forma basis as of June 30, 2014, we believe this presentation is the appropriate one. As described in our response to comment 1, however, the net effect of the pro forma distribution of $225.3 million and the assumption and reimbursement of  $228.9 million indebtedness is the same as the assumption and reimbursement of $454.3 million of indebtedness shown in the “sources and uses” table on page 50. Please see page 54.

Exhibits

Exhibit 8.1 Opinion of Counsel

4.                                      Please have counsel revise its opinion to refer to Antero Resources Midstream LLC where appropriate. In this regard, we note that the opinion currently refers only to Antero Midstream Partners LP and that you will not convert from a limited liability company to a limited partnership until the closing of this offering.

RESPONSE:

We acknowledge the Staff’s comment and will have counsel revise its opinion to refer to Antero Resources Midstream LLC where appropriate in a future amendment to the Registration Statement.

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO RESOURCES MIDSTREAM, LLC

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:                               Jennifer Thompson (Securities and Exchange Commission)

Jim Allegretto (Securities and Exchange Commission)

Jarrett Torno (Securities and Exchange Commission)

Jennifer López (Securities and Exchange Commission)

Lilyanna Peyser (Securities and Exchange Commission)

Mike Rosenwasser (Vinso & Elkins L.L.P.)

David P. Oelman (Vinson & Elkins L.L.P.)

Matthew Strock (Vinson & Elkins L.L.P.)

Ryan J. Maierson (Latham & Watkins LLP)

Alvyn A. Schopp (Antero Resources Midstream LLC)

Annex A

	Mid-Point Case	1.0 Million Increase	1.0 Million Decrease	$1.00 Increase	$1.00 Decrease
Offering proceeds:
Assumed initial public offering price:	$20.00	$20.00	$20.00	$21.00	$19.00
Number of common units offered by us:	37,500,000	38,500,000	36,500,000	37,500,000	37,500,000
Gross proceeds:	$750,000,000	$770,000,000	$730,000,000	$787,500,000	$712,500,000
Underwriting discount (5.5%):	$41,250,000	$42,350,000	$40,150,000	$43,312,500	$39,187,500
Expenses:	$3,500,000	$3,500,000	$3,500,000	$3,500,000	$3,500,000
Net proceeds:	$705,250,000	$724,150,000	$686,350,000	$740,687,500	$669,812,500
Change in net proceeds:		$18,900,000	$(18,900,000)	$35,437,500	$(35,437,500)
Use of proceeds:
Net proceeds retained by us:	$250,000,000	$250,000,000	$250,000,000	$250,000,000	$250,000,000
Indebtedness assumed and repaid:	$228,924,000	$228,924,000	$228,924,000	$228,924,000	$228,924,000
Payment of new credit facility fees:	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Distribution to Antero:	$225,326,000	$244,226,000	$206,426,000	$260,763,500	$189,888,500
Pre-offering outstanding units:
Common units:	36,271,215	36,271,215	36,271,215	36,271,215	36,271,215
Subordinated units:	73,771,215	73,771,215	73,771,215	73,771,215	73,771,215
Total units:	110,042,430	110,042,430	110,042,430	110,042,430	110,042,430
Post-offering outstanding units:
Common units:	73,771,215	74,771,215	72,771,215	73,771,215	73,771,215
Subordinated units:	73,771,215	73,771,215	73,771,215	73,771,215	73,771,215
Total units:	147,542,430	148,542,430	146,542,430	147,542,430	147,542,430
Predecessor net tangible book value:
Aggregate:	$595,469,000	$595,469,000	$595,469,000	$595,469,000	$595,469,000
Per unit:	$5.41	$5.41	$5.41	$5.41	$5.41
Pro forma net tangible book value:
Change in net proceeds affecting net tangible book value:	$—	$—	$—	$—	$—
Aggregate pro forma net tangible book value:	$1,075,393,000	$1,075,393,000	$1,075,393,000	$1,075,393,000	$1,075,393,000
Per unit:	$7.29	$7.24	$7.34	$7.29	$7.29
Dilution:
Assumed initial public offering price:	$20.00	$20.00	$20.00	$21.00	$19.00
Predecessor net tangible book value per common unit:	$5.41	$5.41	$5.41	$5.41	$5.41
Increase in net tangible book value per common unit attributable to purchasers in the offering:	$4.96	$5.01	$4.90	$5.20	$4.72
Decrease in net tangible book value per common unit attributedable to the indebtedness assumed and repaid:	$1.55	$1.54	$1.56	$1.55	$1.55
Decrease in net tangible book value per common unit attributable to the distribution to Antero:	$1.53	$1.64	$1.41	$1.77	$1.29
Pro forma net tangible book value per common unit after the offering:	$7.29	$7.24	$7.34	$7.29	$7.29
Immediate dilution in net tangible book value per common unit to purchasers in the offering:	$12.71	$12.76	$12.66	$13.71	$11.71

Annex B